Cannabics Pharmaceuticals, Inc.

#3 Bethesda Metro Center

Suite 700

Bethesda, MD 20814

April 7, 2017

VIA EDGAR

Division of Corporation Finance

Office of Healthcare and Insurance

Securities and Exchange Commission

Washington DC 20549

Re:	Cannabics Pharmaceuticals, Inc.
Registration Statement on Form S-3 - Amendment No. 1
Originally Filed March 21, 2017
File No. 333-216845

Dear Sirs:

Cannabics Pharmaceuticals, Inc. (“Cannabics” or the "Company") acknowledges receipt of the letter dated April 5, 2017 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-3 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Cannabics is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Incorporation of Certain Information by Reference, page 13

1.        Please incorporate by reference your Form 8-K filed December 13, 2016.

Response: Revised. We have revised our Form S-3 to incorporate by reference our Form 8-K filed on December 13, 2016.

General

2.	Please provide the signature of your controller or principal accounting officer. If Mr. Ben-Or is signing in this capacity, please revise his signature line accordingly.

Response: Revised. Mr. Ben-Or is the principal accounting officer of the Company, and we have revised his signature line accordingly.

*       *       *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-549-487-653.

Sincerely,

/s/ Itamar Borochov

Chief Executive Officer

VIA EDGAR